Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement Form S-3 and related prospectus of Plumas Bancorp for the registration of $40 million aggregate amount of its common stock, preferred stock, depositary shares, debt securities, purchase contracts, warrants, rights and units, and to the incorporation by reference therein of our report dated March 12, 2018, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Plumas Bancorp, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Vavrinek, Trine, Day & Co. LLP

Laguna Hills, California
December 20, 2018